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Danske Bank

03 AUG 25 AM 7:21

Danske Markets / ALM
2-12 Holmens Kanal
1092 Copenhagen K
Telephone +45 33 44 00 00
Telefax +45 33 44 03 85



21 August 2003

SUPPL

To:		From:	
Fax No.	+1 202 942 9628	Reference	Peter Holm / Knud Erik Kristensen
Company	Securities & Exchange Commission	Fax No.	+45 33 44 03 85
Department	Office of International Corporation	Telephone No.	+45 33 44 04 20 / +45 33 44 04 12
Attention	File No 82-1263	No. of pages (incl. this page)	34

Please contact us immediately if you do not receive all the pages

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PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Danske Bank A/S - Rule 12g-3-2(b) filings

We are pleased to attach a copy of the press release and the Half-year report 2003 for Danske Bank Group.

Yours faithfully,

Danske Bank
Danske Markets / ALM

dlw 8/25

Danske Bank

To the Editor

Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 11 34
Fax +45 33 44 27 91

August 21, 2003

Net profit of DKr4,803m for the first half of 2003

Danske Bank today announced its financial results for the first half of 2003. The report is available at www.danskebank.com. These are some of the highlights:

- The Danske Bank Group recorded a net profit of DKr4,803m, against a net profit of DKr4,334m for the first half of 2002.
- Earnings per share increased by 13%.
- Core income rose by 3% to DKr13,872m. This increase was a result primarily of the positive trend in trading income and income from mortgage finance and insurance activities.
- Operating expenses and depreciation amounted to DKr7,494m – the same level as in the first half of 2002. Excluding severance costs and performance-based compensation, expenses fell 6% relative to the first half of 2002.
- Provisions for bad and doubtful debts totalled DKr947m, against DKr640m in the same period the year before.
- Core earnings amounted to DKr5,431m, which was marginally higher than the level recorded in the first half of 2002. Earnings from investment portfolios totalled DKr1,282m, against DKr702m in 2002.
- The return on average shareholders' equity was 21.5% p.a. before tax and 15.4% p.a. after tax.
- For the year 2003 as a whole, the Group expects core earnings to remain largely at the level recorded in 2002.
- In the course of the second half of the year, Danske Bank will repurchase own shares for a market value of up to DKr3bn.

Danske Bank

Commenting on the results, chief executive Peter Straarup said, "From an earnings perspective, it was a generally satisfactory first half year, with a significant contribution from trading activity. Mortgage finance also lifted earnings owing to considerable refinancing activity, just as insurance premiums showed good growth. Interest income from banking activities reflected the fall in interest rates, but earnings from investment portfolios hedged part of this decline."



Danske Bank
Steen Reeslev

Contacts:

Thursday, August 21, from 2.00pm:
Peter Straarup, Chairman of the Executive Board, tel.: +45 33 44 01 07
Jesper Ovesen, Chief Financial Officer, tel.: +45 33 44 25 00

Material from the results presentation at the press conference will be available on Danske Bank's Web site from about 2.30pm.

Stock Exchange Announcement no. 18/2003
August 21, 2003

Interim Report

First half of 2003



Danske Bank Group – financial highlights

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	First half 2003	First half 2002	Index 03/02	Full year 2002
Net interest income from banking activities, etc.	7,832	7,836	100	15,[illegible]59
Fee and commission income, net	3,007	2,990	101	5,342
Trading income	1,819	1,557	117	2,968
Other core income	663	623	106	1,278
Core insurance earnings	551	504	109	1,118
Total core income	13,872	13,510	103	27,065
Operating expenses and depreciation	7,494	7,504	100	15,489
Core earnings before provisions	6,378	6,006	106	11,576
Provisions for bad and doubtful debts	947	640	148	1,420
Core earnings	[illegible]	[illegible]	[illegible]	[illegible]
Earnings from investment portfolios	1,282	702	183	1,008
Profit before tax	6,713	6,068	111	11,164
Tax	1,910	1,734	110	2,922
Net profit for the period	4,803	4,334	111	8,242
Attributable to minority interests	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)				
Bank loans and advances	476	485	98	479
Mortgage loans	484	458	106	469
Bonds and shares	444	324	137	433
Due to credit institutions and central banks	291	274	106	320
Deposits	455	412	110	428
Issued bonds	697	621	112	700
Subordinated debt	32	31	103	31
Shareholders' equity	63	60	105	60
Total assets	1,722	1,566	110	1,752

RATIOS AND KEY FIGURES			
Net profit for the period per share, DKr	6.8	6.0	11.5
Net profit for the period as % p.a. of average shareholders' equity	15.4	14.5	14.0
Core earnings as % p.a. of average shareholders' equity	17.4	17.9	17.2
Cost/core income ratio, %	54.0	55.5	57.2
Solvency ratio, excl. net profit for the period, %	10.0	9.8	10.5
Core (tier 1) capital ratio, excl. net profit for the period, %	7.2	7.0	7.6
Share price, end of period, DKr	127.9	139.1	117.4
Book value per share, DKr	91.1	84.1	84.8
Number of full-time employees, end of period:			
Danske Bank and consolidated subsidiaries	16,443	17,219	16,969
Non-consolidated subsidiaries (insurance companies)	831	833	848

Management's report

Danske Bank Group recorded a net profit of DKr4,803m for the first half of 2003, against DKr4,334m for the first half of 2002. The net profit per share increased 13%.

Group core earnings amounted to DKr2,588m in the second quarter of 2003, against DKr2,843m in the first quarter of the year. Core earnings for the first half of 2003 totalled DKr5,431m and thus matched the expectations announced at the publication of the Annual Report for 2002 and the report for the first quarter of 2003.

In the first half of 2003, core income increased by 3%, or DKr362m, in comparison with the same period the year before. This increase was a result primarily of positive trends in trading income and, to a lesser extent, income from mortgage finance and insurance activities.

Despite falling money market rates, total net interest income remained stable at the level recorded in the first half of 2002, primarily due to increased business volume in Norway and Sweden and growth in mortgage finance activities.

Fee and commission earnings totalled [illegible] and were largely unchanged in comparison with earnings in the first half of 2002. Rising fee income from remortgaging activities compensated for the fall in securities trading fees.

Trading income showed a very positive trend, recording an increase of 17%, or [illegible], on the first half of 2002.

Operating expenses and depreciation totalled DKr7,494m - the same level as in the first half of 2002 despite an increase in severance costs and in performance-based compensation in the trading areas of the Group. Excluding these costs, expenses fell by 6% in comparison with the first six months of 2002. The cost/core income ratio fell from 55.5% in the first half of 2002 to 54.0% in the first half of 2003.

The charge for bad and doubtful debts increased by DKr307m to DKr947m, against DKr640m in the first half of 2002. Bad and doubtful debts stood at 18 basis points p.a. of total loans, advances and guarantees and thus remained at a low level in comparison with the Group's expected average charge of 23 basis points p.a.

As stated above, core earnings totalled DKr5,431m, which was marginally higher than the level recorded in the first half of 2002.

For the year 2003 as a whole, the Group expects core earnings to remain largely at the level recorded in 2002.

Earnings from investment portfolios were DKr1,282m, against DKr702m in the first half of 2002. Investment portfolios in the banking business generated earnings of DKr1,141m. Earnings include a profit of DKr286m on the partial hedging of an expected reduction in income in the banking business as a result of falling interest rates.

At the merger with RealDanmark in November 2000, the Bank made a commitment to the Danish Competition Authority to reduce its holding of shares in companies in the financial infrastructure in Denmark. In the first half of 2003, the Bank therefore recorded a profit of DKr264m on the sale of shares in PBS Holding A/S. Furthermore, the Bank sold shares in PBS International Holding A/S. The sale, which is subject to an agreement on subsequent adjustments to the purchase price, did not have any effect on the result. Consequently, the Bank has now fulfilled all the commitments made to the Danish Competition Authority. Similarly, earnings from investment portfolios in the first half of 2002 included a profit of DKr103m on the sale of shares in the Copenhagen Stock Exchange and the Danish VP Securities Services.

Earnings from investment portfolios at Danica Pension added another DKr141m to total investment portfolio earnings, against a loss of DKr680m in the first half of 2002. The satisfactory return on investment allowed the booking of a life insurance risk allowance for the first half of 2003. Consequently, earnings from investment portfolios in the banking business were not reduced by this amount.

The Group's tax charge, including tax on loan loss reserves, is calculated to be DKr1,910m in the first half of 2003, corresponding to a tax rate of 28.5%.

The return on equity rose from 14.5% in the first half of 2002 to 15.4%.

Balance sheet

The total assets of the consolidated Group were DKr1,722bn at the end of June 2003, against DKr1,566bn a year earlier. Danica Pension's assets, which are not consolidated in the Group accounts, amounted to DKr188bn, against DKr176bn at the end of June 2002.

Bank loans and advances totalled DKr476bn, a decline of 2%, or DKr9bn, compared with the level at the end of June 2002. The overall decline in bank loans and advances was attributable in particular to the negative effect of changes in foreign exchange rates of DKr15bn. Excluding exchange rate effects, bank loans and advances increased by 1%. Domestic bank loans and advances fell DKr7bn as a result of a decline in short-term loans to business customers and a preference among customers to take out mortgage loans to repay bank loans. Loans extended to customers in the other Nordic countries increased by DKr12bn. Repo loans, primarily to foreign financial institutions, decreased by DKr3bn, and loans to UK customers declined by DKr11bn.

Mortgage lending totalled DKr484bn, up DKr26bn on the level recorded at the end of June 2002 and DKr15bn on the end-2002 level.

Bonds and shares amounted to DKr444bn, against DKr324bn at the end of June 2002 and DKr433bn at the end of 2002. The increase of DKr120bn compared with the end of June 2002 was due to the rise in holdings of short-term bonds with high rating.

Deposits totalled DKr455bn at the end of June 2003, up DKr43bn on the level recorded at the end of June 2002 and DKr27bn since the beginning of the year. The increase in deposits was evenly distributed on Danish and foreign units as well as customer segments.

Capital and solvency

Share capital totalled DKr7,116,758,490 at the end of June 2003 after the cancellation of the 20,324,151 shares bought back in the second quarter of 2002.

Shareholders' equity was DKr63bn at the end of the first half of 2003. The change in Group equity since the end of 2002, reflects, besides the net profit for the period and new accounting provisions, the buyback of shares worth DKr2.0bn in the first half of 2003. The buyback of 16,303,664 shares was effected at an average price of DKr122.7. A proposal to cancel the shares will be presented at the next annual general meeting.

Notwithstanding the share buyback completed in the first half of 2003, Danske Bank will repurchase additional shares at a market value of up to DKr3.0bn in the second half of 2003. The Bank intends to buy back shares according to the book-building method over a 5-day period during the third quarter of 2003 and may subsequently buy shares directly in the market as well.

Further details and the timing of the share buyback will be published in a separate announcement to the stock exchange before the launch of the buyback programme.

The solvency ratio at the end of June 2003, excluding the net profit for the period, stood at 10.0%, of which 7.2 percentage points derive from Group core (tier 1) capital. The share buyback in the first half of 2003 reduced the core (tier 1) capital ratio by 0.2 of a percentage point.

Subordinated debt amounted to DKr32bn at the end of June 2003. As part of its ongoing refunding of supplementary capital, Danske Bank raised a nominal amount of €500m in June by the issue of 13-year notes, which may be called after 10 years. In the same month, the Bank repaid notes of a nominal value of $300m.

CAPITAL AND SOLVENCY, EXCLUDING NET PROFIT FOR THE PERIOD [DKr m]	June 30 2003	June 30 2002
Core capital, less statutory deductions	56,763	53,446
Supplementary capital, less statutory deductions	22,448	22,071
Total capital base, less statutory deductions	79,211	75,517
Total weighted items	790,316	767,593
Solvency ratio, %	10.0	9.8
Core (tier 1) capital ratio, %	7.2	7.0

Management

On July 1, 2003, Alf Duch-Pedersen, Chief Executive of Danisco A/S, replaced Poul J. Svanholm, General Manager, as Chairman of the Board of Directors of Danske Bank. Jørgen Nue Møller, General Manager, continues as Vice Chairman. Eivind Kolding, Chief Financial Officer of A.P. Møller, was appointed new Vice Chairman.

Accounting policies, etc.

The Interim Report for 2003 has been prepared in accordance with the Copenhagen Stock Exchange guidelines for issuers of listed securities and the executive order of the Danish Financial Supervisory Authority on bank accounts, etc. The Group has not changed its accounting policies from those followed in the report for the first quarter of 2003.

The Group's business areas

CORE EARNINGS BEFORE PROVISIONS [DKr m]	First half 2003	First half 2002	Index 03/02	Full year 2002	Share First half 2003	Share First half 2002
Banking Activities	4,190	4,101	102	8,155	65%	68%
- Banking Activities, Denmark	2,947	2,918	101	5,839	46%	48%
- Banking Activities, International	1,243	1,183	105	2,316	19%	20%
Mortgage Finance	1,099	1,005	109	2,195	17%	17%
Danske Markets	625	470	133	354	10%	8%
Danica Pension	551	504	109	1,118	9%	8%
Danske Capital	133	193	69	360	2%	3%
Other	-220	-267	82	-606	-3%	-4%
Total Group	6,378	6,006	106	11,576	100%	100%

Total core earnings before provisions increased by 6% in comparison with the first half of 2002 primarily as a result of favourable developments in the activities of Danske Markets, Mortgage Finance, and Danica Pension.

Banking Activities, Denmark, maintained the level of earnings attained in the first half of 2002 despite falling money market rates. Banking Activities, International, recorded sound growth despite the unfavourable trend in foreign exchange rates in the Group's principal markets.

As in the preceding periods, earnings at Danske Capital remained negatively affected by the slowdown in capital market activities.

The category Other reflects severance payments of almost DKr350m, against DKr150m in the first half of 2002, and lower cost of, among others, supplementary capital in 2003. Furthermore, a profit of almost DKr80m on the currency hedging of earnings at the foreign units is included in the category.

Banking Activities

BANKING ACTIVITIES (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income	6,435	6,792	3,159	3,276	3,396	3,527	3,401	13,715
Fee income	2,593	2,545	1,320	1,273	1,338	1,150	1,313	5,033
Other income	573	470	343	230	247	284	236	1,001
Core income	9,601	9 807	4,822	4,779	4,981	4,961	4,950	19,749
Operating expenses and depreciation	5,411	5,706	2,797	2,614	3,061	2,827	2,971	11 594
Core earnings before provisions	4,190	4,101	2,025	2,165	1,920	2,134	1,979	8 155
Total assets (avg.)	520,175	512,805	517,335	523,047	513,543	501,526	516,359	510 148
Risk-weighted items (avg.)	435,393	435,391	435,406	435,380	424,942	425,718	434,701	430 319
Allocated capital (avg.)	28,301	28,300	28,301	28,300	27,621	27,672	28,256	27 971
Core earnings before provisions as % p.a. of allocated capital	29.6	29.0	28.6	30.6	27.8	30.8	28.0	29.2
Cost/core income ratio, %	56.4	58.2	58.0	54.7	61.5	57.0	60.0	58.7

Banking Activities encompasses all the Group's banking business, which is organised in divisions located in each of the countries where Danske Bank operates.

In the first half of 2003, Banking Activities accounted for 65% of the Group's core earnings before provisions. Core earnings before provisions remained stable at the level recorded in the first half of 2002, reflecting a fall in core income of 2% and a reduction of costs of 5%.

BANKING ACTIVITIES, DENMARK (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income	4,490	4,883	2,218	2,272	2,422	2,487	2,439	9 792
Fee income	2,025	2,020	1,027	998	1,073	888	1,049	3 981
Other income	451	373	265	186	191	233	206	797
Core income	6,966	7,276	3,510	3,456	3,686	3,608	3,694	14,570
Operating expenses and depreciation	4,019	4,358	2,098	1,921	2,295	2,078	2,247	8 731
Core earnings before provisions	2,947	2,918	1,412	1,535	1,391	1,530	1,447	5 839
Total assets (avg.)	262,058	264,889	260,101	264,057	264,074	260,539	268,264	261,587
Risk-weighted items (avg.)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Allocated capital (avg.)	14,194	14,308	14,305	14,082	14,033	13,870	14,143	14,128
Core earnings before provisions as % p.a. of allocated capital	41.5	40.8	39.5	43.6	39.6	44.1	40.9	41.3
Cost/core income ratio, %	57.7	59.9	59.8	55.6	62.3	57.6	60.8	59.9

Banking Activities, Denmark, encompasses the Group's Danish banking business with retail and business customers. The unit carries on business under a number of brand names, including Danske Bank and BG Bank.

Core earnings before provisions from Banking Activities, Denmark, also remained stable at the level recorded in the first half of 2002, reflecting a reduction of costs of 8% compared with the level in the first half of 2002.

Core income fell by 4% due to a decline in net interest income triggered by falling short-term money market rates. This led to a fall in the direct return on allocated capital and reduced earnings on the deposit surplus.

The fall in total loans and advances was attributable to a decline in short-term loans to business customers and a preference among customers to take out mortgage loans to repay bank loans.

[illegible] fees. Trading in bonds remained stable, while equity trading activities were low, although they started to pick up in the second quarter of 2003.

The customer bases of both Danske Bank and BG Bank showed satisfactory developments in the first half of the year relative to the trend in 2002. Both brands saw a very positive trend in the inflow of young customers as a result of the successful introduction of customer packages among other things. At Danske Bank, sales of customer packages totalled 90,000, while sales at BG Bank reached 19,000. At the end of the first half of 2003, Danske Bank launched a new customer package *(Danske Ung)* targeting customers of the age of 15 to 17. The main feature of this package is the Maestro card. So far, Danske Bank has sold 4,500 packages and considers this volume very satisfying. Sales of housing financing solutions *(Danske Prioritet* and *Bolig Plus)* were also satisfactory.

The finance centres, established in 2002, ensured a sound inflow of large business customers that bolstered earnings. Income was underpinned by customers' increased demand for currency trading.

Expenses fell as a result of the ongoing merger of branches, a declining headcount, and lower IT expenses.

The number of branches was reduced by 21 in the first half of 2003, bringing the total number of branches for both brands down to 468. The conversion of branches to "non-cash" branches continued, and at the end of June, the number of non-cash branches totalled 50. The conversions continue to be a success, and the number of robberies at the Group's branches in Denmark was almost 50% lower in the first six months of 2003 in comparison with the figure recorded for the first half of 2002.

BANKING ACTIVITIES, INTERNATIONAL (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income	1,945	1,909	941	1,004	974	1,040	962	3 923
Fee income	568	525	293	275	265	262	264	1 052
Other income	122	97	78	44	56	51	30	204
Core income	2,635	2,531	1,312	1,323	1,295	1,353	1,256	5 179
Operating expenses and depreciation	1,392	1,348	699	693	766	749	724	2 863
Core earnings before provisions	1,243	1,183	613	630	529	604	532	2 316
Total assets (avg.)	258,107	247,916	257,234	258,990	249,469	240,987	248,095	246 561
Risk-weighted items (avg.)	217,022	215,267	215,322	218,741	209,048	212,330	217,121	212 959
Allocated capital (avg.)	14,106	13,992	13,996	14,218	13,589	13,801	14,113	13 842
Core earnings before provisions as % p.a. of allocated capital	17.6	16.9	17.5	17.7	15.6	17.5	15.1	16.7
Cost/core income ratio, %	52.8	53.3	53.3	52.4	59.2	55.4	57.6	55.3

CORE EARNINGS BEFORE PROVISIONS (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Norway	256	299	117	139	177	173	128	649
Sweden	307	212	138	169	63	46	75	321
UK	363	375	197	166	164	230	183	768
USA	153	136	75	78	54	80	66	270
Other foreign activities	164	161	86	78	71	75	80	307
Banking Activities, International	1,243	1,183	613	630	529	604	532	2 316

Banking Activities, International, encompasses banking activities carried out by divisions outside Denmark. Each country organisation is responsible for the banking activities in its country. Banking Activities, International, conducts business under a number of brand names, including Fokus Bank in Norway and Östgöta Enskilda Bank and Provinsbankerne in Sweden.

Core earnings before provisions from banking activities conducted outside Denmark improved, rising 5% relative to the first half of 2002 despite the adverse trend in foreign exchange rates in all the Group's principal markets. The fall in foreign exchange rates cut earnings of Banking Activities, International, by some DKr67m.

Norway

In comparison with the level in the first half of 2002, core earnings from Norwegian banking activities decreased by DKr43m to DKr256m. Disregarding the effect of the depreciation of the Norwegian krone, the decrease in core earnings was DKr16m. In local currency, core income increased 4% and costs 10%.

Lending to retail customers increased by 14% from the volume recorded at the end of the first half of 2002, and lending to businesses went up by 18%. Total lending amounted to NKr55bn. Despite a significant fall in Norwegian money market rates which cut the direct return on allocated capital and squeezed the interest margin, net interest income rose 3% compared with the income generated in the first half of 2002.

The very low activity level in the capital markets had an adverse effect on fee and trading income.

The first half of 2003 saw the opening of one new branch and the divestiture of three existing branches. Consequently, the number of branches now totals 62.

The inflow of retail customers in the first half of 2003 increased significantly as a result of the opening in recent years of new well-situated branches and the launch of competitive products. Growth in sales of customer packages contributed to an increase in the number of customers who bank exclusively with Fokus Bank. Furthermore, the inflow of attractive business customers continued, and Fokus Bank has positioned itself as an attractive business partner in the field of international solutions for Norwegian customers.

Fokus Bank's share of both loans and deposits was around 4%.

Expenses increased, because NKr27m was added to provisions for pension commitments and because expenses for the expansion of the branch network grew.

Sweden

Compared with the first half of 2002, core earnings from Swedish banking activities increased by DKr95m to DKr307m. This constitutes an increase of DKr100m when the effect of changes in exchange rates is eliminated. Core income grew by 6% in local currency, while expenses fell by 9%.

Lending to retail customers increased by 15% from the volume recorded at the end of the first half of 2002, and lending to businesses went up by 16%. Total lending amounted to SKr83bn. Net interest income and fee income rose as a result of growing lending and deposit volumes, attributable primarily to the inflow of new customers through the branch network. The low turnover in equities had an adverse effect on trading income.

The Swedish market shares were almost 8% of loans and 3% of deposits.

The downward trend in costs was due primarily to completion of adjustments to the customer account system made in 2002 and in the first quarter of 2003. The number of branches totalled 46.

The UK

Core earnings from UK banking activities declined by DKr12m on earnings in the first half of 2002 to DKr363m. This constitutes a slight increase in core earnings of DKr11m when the effect of the pound's depreciation is eliminated.

An increase in revenue of 15% in local currency was attributable primarily to fee income. Expenses rose as a result of increased provisions for pension commitments and performance-based compensation.

The USA

Core earnings from US banking activities increased by DKr17m on earnings in the first half of 2002 to DKr153m. This constitutes an increase of DKr29m when the effect of changes in exchange rates is eliminated.

Lending in the USA continues to concentrate on businesses trading in the Bank's principal markets in northern Europe.

Credit exposure to US companies was maintained at a low level. But the Group is expanding its facilities with selected global financial institutions, and this increased earnings in the first half of 2003.

Expenses rose as a result of higher variable transaction costs.

Other foreign activities

Danske Bank also operates in Luxembourg, Finland, Germany and Poland. Core earnings before provisions at these units as a whole remained largely unchanged in comparison with 2002.

The conversion of the Polish IT systems to the IT platform of Danske Bank was completed at the end of the first half of 2003. Moreover, parts of the IT systems at the Bank's subsidiary in Luxembourg were converted to Danske Bank's IT platform, and the remainder will follow in October 2003.

Mortgage Finance

MORTGAGE FINANCE (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income	1,587	1,424	783	804	847	783	730	3,054
Fee income	111	87	41	70	47	41	28	175
Other income	91	133	16	75	52	56	65	241
Core income	1,789	1,644	840	949	946	880	823	3,470
Operating expenses and depreciation	690	639	360	330	349	287	337	1,275
Core earnings before provisions	1,099	1,005	480	619	597	593	486	2,195
Total assets (avg.)	509,640	478,787	514,059	505,173	493,242	484,357	475,067	483,937
Risk-weighted items (avg.)	237,520	226,834	239,535	235,493	234,173	230,885	228,897	229,705
Allocated capital (avg.)	15,439	14,744	15,570	15,306	15,221	15,008	14,878	14,931
Core earnings before provisions as % p.a. of allocated capital	14.2	13.6	12.3	16.2	15.7	15.8	13.1	14.7
Cost/core income ratio, %	38.6	38.9	42.9	34.8	36.9	32.6	40.9	36.7

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank, BG Bank and "home". Real-estate agency business is carried on through "home".

In the first half of 2003, Mortgage Finance generated core earnings before provisions of DKr1,099m, against DKr1,005m in the same period of the year before. The development in margin income and fees was underpinned by the growing loan portfolio and strong remortgaging activity in the first half of 2003.

Operating expenses and depreciation totalled DKr690m for the first half of 2003, against DKr639m the year before. The increase in expenses is attributable partly to expenses relating to the development of new systems in connection with the conversion to Danske Bank's IT platform, and partly to the strong lending activity in 2003.

During the first half of 2003, the mortgage credit market recorded unusually high refinancing activity, and total gross lending amounted to DKr290bn, against DKr189bn in the second half of 2002. The high refinancing activity was triggered by the fall in interest rates during the first six months of 2003.

Realkredit Danmark's market share of gross lending was 30.4% in the second quarter of 2003, against 30.0% in the first quarter. Its market share of net new lending was 28.0% in the second quarter of 2003, against 26.7% in the first quarter. Net new lending is defined as gross lending less repayment of loans with or without the raising of new loans.

In the first half of 2003, Realkredit Danmark's loan portfolio grew by DKr15bn to DKr484bn. Loans to homeowners accounted for 63% of volume growth.

In June, a new law on mortgage lending and mortgage bonds was adopted. The law, which takes effect on October 1, 2003, allows mortgage credit institutions to offer homeowners loans with interest-only payments for up to ten years, which may be distributed over the lifetime of the loan. Realkredit Danmark has begun training its customer advisers and will offer the new loan type to customers in the autumn of 2003. The expansion of the product range entails that the final conversion of the mortgage credit systems to Danske Bank's IT platform will be postponed until 2004.

In May 2003, Standard & Poor's awarded Realkredit Danmark its highest rating, AAA, which is also the rating assigned to Danish government bonds. The rating applies to around 80% of the bonds issued by Realkredit Danmark. The bonds have also been given an Aaa rating by Moody's Investors Service - the highest rating awarded by the agency.

Danske Markets

DANSKE MARKETS (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Core income	1,367	1,172	675	692	417	564	681	2 153
Operating expenses and depreciation	742	702	408	334	707	390	371	1 799
Core earnings before provisions	625	470	267	358	-290	174	310	354
Total assets (avg.)	645,203	485,620	661,027	629,203	671,753	517,443	511,703	540 557
Risk-weighted items (avg.)	74,586	47,571	79,987	69,125	56,222	53,110	49,094	51 148
Allocated capital (avg.)	4,848	3,092	5,199	4,493	3,654	3,452	3,191	3 325
Core earnings before provisions as % p.a. of allocated capital	25.8	30.4	20.5	31.9	-31.7	20.2	38.9	10.6
Cost/core income ratio, %	54.3	59.9	60.4	48.3	169.5	69.1	54.5	83.6

Danske Markets is responsible for the Group's foreign-exchange, equity and fixed-income trading and serves corporate clients in connection with their issue of equity and debt. The area is also responsible for the Group's short-term liquidity. It serves the largest corporate and institutional customers and the Group's retail banking units. Danske Markets also includes Danske Research and Equity Research, the central units responsible for economic and financial research.

The revenue of all business areas at Danske Markets increased in the first half of 2003. Total core earnings amounted to DKr625m. Despite lower revenue in the second quarter of 2003 than in first quarter, earnings for the first half of 2003 were satisfactory.

The rise in performance-based compensation fully accounts for the DKr40m increase in expenses.

During the first half of the year, the international fixed-income markets in general saw a fall in yields, which, together with increased customer activity, lifted earnings considerably. In line with the trend of the preceding years, customers intensified their use of interest rate derivatives, and earnings on these products were satisfactory. Danske Market consolidated its leading position in the three Nordic bond markets.

Earnings from currency transactions benefited from the fairly large fluctuations in major currencies, Swedish kronor and Norwegian kroner. The fluctuations lifted sales of both traditional products and derivatives.

After a drop in equity prices at the beginning of the year, the market turned around and trading volume on the equity markets rose. Consequently, earnings from equity trading developed favourably in the first half of 2003 and generated a profit. In the Group's opinion, the restructuring of equity trading activities launched in the fourth quarter of 2002 and completed during the first half of 2003 was satisfactory.

Danica Pension

DANICA PENSION (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income on allocated assets	151	200	68	83	97	113	101	410
Risk allowance	448	383	231	217	257	210	174	850
Unit-linked and health care business, etc.	41	22	24	17	25	12	29	59
Core insurance income	640	605	323	317	379	335	304	1 319
Funding cost, net	-89	-101	-41	-48	-48	-52	-53	201
Core insurance earnings	551	504	282	269	331	283	251	1 118
Allocated capital	6,639	6,218	6,721	6,556	6,519	6,285	6,231	6 311
Core earnings as % p.a. of allocated capital	16.6	16.2	16.8	16.4	20.3	18.0	16.1	17.7

Danica Pension encompasses all the Group's activities in the life insurance and pensions market. The area, marketed under the name of Danica Pension, is run by the Danica Pension Group and Forsikringsselskabet Danica and targets both retail and business customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities'

The Group reported core earnings from insurance activities of DKr640m and a satisfactory trend in insurance business in the first half of 2003.

The life insurance risk allowance was DKr448m, against DKr383m in the first half of 2002. The increase stems from a rise in the volume of business and an improved result for health and accident insurance.

Gross premiums (including unit-linked business) rose 18% from DKr6.1bn in the same period last year to DKr7.2bn. The traditional insurance business developed satisfactorily, particularly sales of company pension schemes, although there was a rise in cancellations owing to staff reductions in a number of businesses in the first half of 2003.

The return on Danica Pension's investments of customer funds was 4.8%, against a negative 0.8% in the first half of 2002. Investment assets stood at DKr155bn and consisted of bonds (83%), shares (8%) and real property (9%).

Owing to the positive trend in the second quarter of 2003, in particular on the equity markets, it was possible to book the life insurance risk allowance for the period. Risk allowances for 2002 and earlier were not included, since a final decision on the booking of outstanding allowances will not be taken until after the end of the accounting year. Any inclusion of risk allowances [illegible] portfolios.

Danica Pension posted earnings of DKr41m from its unit-linked and health care businesses, against DKr22m in the first half of 2002. Gross premiums for Danica Link in Denmark amounted to DKr0.9bn in the first half of 2003, on a par with the same period last year. Sales of unit-linked policies in Norway are still in an initial phase. On the Swedish market, gross premiums were lower than in the first half of 2002 owing to a fall in single premiums, and sales continued to be affected by the unfavourable investment climate. Sales of health care policies were satisfactory, showing an increase in the number of policyholders of 16% since the end of 2002.

At the end of June 2003, the collective bonus potential was DKr4.3bn, or 2.9% of life insurance provisions based on a calculation rate of 3.56%. A 30% fall in share prices would reduce the collective bonus potential by about DKr3bn, whereas a fall of 1.0 percentage point in interest rates would not affect the collective bonus potential because the risk is hedged.

Shareholders' equity amounted to DKr12.2bn at the end of June 2003.

Danske Capital

DANSKE CAPITAL (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income	0	-18	-1	1	4	-6	-13	-20
Fee income	346	400	191	155	174	187	179	761
Other income	-17	10	-20	3	-1	-1	13	8
Core income	329	392	170	159	177	180	179	749
Operating expenses and depreciation	196	199	108	88	111	79	102	389
Core earnings before provisions	133	193	62	71	66	101	77	360
Total assets (avg.)	1,159	3,605	746	1,577	585	1,980	4,607	2 434
Risk-weighted items (avg.)	1,291	1,035	1,409	1,172	1,146	1,198	1,035	1 104
Allocated capital (avg.)	84	67	82	76	74	78	67	72
Core earnings before provisions as % p.a. of allocated capital	317.0	573.8	270.8	372.8	354.4	518.7	457.8	501.7
Cost/core income ratio, %	59.6	50.8	63.5	55.3	62.7	43.9	57.0	51.9
Assets under management (DKr bn)	365	356	365	348	343	345	356	343

Danske Capital manages the funds of retail and institutional clients and the funds of Danica Pension, Firstnordic, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Investment management products are sold to retail and business customers through the country organisations and external distributors. Danske Capital serves institutional investors directly.

Core earnings before provisions amounted to DKr133m, against DKr193m in the first half of 2002.

The decline in revenue of 16% was attributable to falling earnings margins on total assets under management from 0.22% in 2002 to 0.19% in 2003. The downward trend in margins was triggered primarily by changes in the composition of assets under management. At the end of June 2003, 16% of the assets were invested in equities and 84% were invested in bonds or held in cash. At the end of June 2002, the corresponding figures were 29% and 71%. The dramatic decline in equity investments reflects the falling equity prices in recent years, which, despite a certain stabilisation of the equity markets in the second quarter of 2003, led to a decrease in the market value of equity portfolios compared with the value in the first half of 2002 and thus to falling interest in equity-related products in general.

Expenses fell by 2% in comparison with expenses incurred in the first half of 2002. They include one-off expenses incurred in the second quarter of 2003 following the decision not to establish Danske Private Equity's Danske Life Science fund.

New agreements in the first half of 2003 amounted to DKr9bn and were established primarily in connection with the sale of Danske Invest and BG Invest products in Denmark. The Group's share of the market thus amounted to 26.1%. In terms of total asset value, its market share stood at 31.7% at the end of June 2003. In the Danish retail market, the Group retained its strong position with a 41.7% share of net sales and a 41.5% share of the total asset value. The market share of unit trust products for institutional clients was 11.9% at the end of June 2003, which is somewhat lower than at the end of 2002 primarily as a result of the decline in index-linked agreements.

The upward trend in sales of credit bond products continued during the first six months of 2003, and the volume of these products totalled DKr13.8bn at the end of June 2003, against DKr9.6bn at the beginning of the year.

Earnings from investment portfolios

EARNINGS FROM INVESTMENT PORTFOLIOS (DKr m)	First half 2003	First half 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Fixed-income positions	490	800	175	315	153	436	637	1,389
Shares								
Unlisted	375	446	367	8	300	23	460	769
Listed	317	-19	262	55	70	-477	-100	426
Currency	41	69	8	33	6	-2	72	73
Hedging of interest-rate risk, Danica Pension	0	157	0	0	0	0	157	157
Expenses	82	71	41	41	44	30	39	145
Earnings from investment portfolios, banking business	1,141	1,382	771	370	485	-50	1,187	1,017
Share of return on investments, Danica Pension	141	-297	65	76	72	266	-197	41
Risk allowance, Danica Pension	0	-383	217	-217	-256	-211	-383	-950
Earnings from investment portfolios, Danica Pension	141	-680	282	-141	-184	55	-580	-909
Total earnings from investment portfolios	1,282	702	1,053	229	301	5	607	1,008
Total assets (avg.)	129,261	159,755	143,231	115,136	113,276	132,964	142,593	141,287
Risk-weighted items, banking business (avg.)	25,685	34,161	25,516	25,856	29,021	30,954	34,462	32,057
Allocated capital, banking business (avg.)	1,670	2,220	1,659	1,681	1,886	2,012	2,240	2,084

Earnings from investment portfolios stem from the Group's own equity, fixed-income and currency positions, including the total portfolio of unlisted shares, which include shares in companies of the financial infrastructure in Denmark.

The Group's total earnings from investment portfolios were a satisfactory DKr1,282m, against DKr702m for the first half of 2002.

Earnings from investment portfolios in the banking business totalled DKr1,141m, against DKr1,382m for the first half of 2002.

Fixed-income positions generated earnings of DKr490m in the first half 2003, against DKr800m in the same period last year. This amount includes a profit of DKr286m on the partial hedging of an expected reduction in income in the banking business as a result of falling interest rates. The result was also affected by the lower interest rate risk throughout the first half of 2003.

Equities generated a total return of DKr692m, against DKr427m in the first half of 2002. Unlisted shares includes a profit of DKr264m on the sale of PBS Holding A/S. Similarly, earnings from investment portfolios in the first half of 2002 included a profit of DKr103m on the sale of shares in the Copenhagen Stock Exchange and the Danish VP Securities Services. The return on unlisted shares also includes write-downs in the amount of DKr149m. The return on listed shares was satisfactory considering the chosen risk profile.

Finally, the Group's currency positions produced a gain of DKr41m, against a profit of DKr69m in the same period last year.

Earnings from investment portfolios in the insurance business were DKr141m, against a negative DKr680m in the first half of 2002. The increase reflects the fact that at the end of the first half of 2003 there was no need to make provisions for risk allowances for 2003.

The Group's overall sensitivity to a 1-percentage-point change in interest rates was about DKr1.1bn at the end of the first half of 2003, or DKr100m lower than a year earlier.

The effect of a 10% change in equity prices on earnings from the Group's portfolio of listed shares would be about DKr50m, against some DKr200m at the end of the first half of 2002.

Outlook for 2003

Group core earnings increased marginally in the first half of 2003 in comparison with the first half of 2002. Global economic growth is expected to remain low during the rest of the year, and interest rates in general are likely to be lower than in 2002, putting downward pressure on Group interest income. Consequently, the Group has no basis for adjusting its expectations of the result for 2003 and continues to expect core earnings to remain largely at the level recorded in 2002.

Earnings from investment portfolios in the banking and insurance businesses will depend heavily on the trends in the financial markets, including the level of securities prices at the end of the year.

The Group expects its tax charge, including the tax on loan loss reserves, to amount to 29% of pre-tax profit.

Copenhagen, August 21, 2003

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 København K
CVR-nr. 61 12 62 28
www.danskebank.com

Danske Bank Group

CORE EARNINGS AND NET PROFIT FOR THE PERIOD (DKr m)	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Full year 2002
Net interest income from banking activities, etc.	3,809	4,023	4,015	4,008	3,865	15,[illegible]59
Fee and commission income, net	1,522	1,485	1,498	1,354	1,482	5,[illegible]42
Trading income	846	973	641	770	917	2,[illegible]68
Other core income	413	250	249	406	250	1,[illegible]78
Core insurance earnings	282	269	331	283	251	1,[illegible]18
Total core income	6,872	7,000	6,734	6,821	6,765	27,[illegible]65
Operating expenses and depreciation	3,815	3,679	4,260	3,725	3,821	15,[illegible]89
Core earnings before provisions	3,057	3,321	2,474	3,096	2,944	11,[illegible]76
Provisions for bad and doubtful debts	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Core earnings	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Earnings from investment portfolios	1,053	229	301	5	607	1,008
Profit before tax	3,641	3,072	2,360	2,736	3,297	11,164
Tax	1,097	813	532	656	899	2,[illegible]22
Net profit for the period	2,544	2,259	1,828	2,080	2,398	8,[illegible]42
Attributable to minority interests	-	-	-	-	-	-

BALANCE SHEET HIGHLIGHTS (DKr bn)						
Bank loans and advances	476	470	479	473	485	479
Mortgage loans	484	478	469	466	458	469
Bonds and shares	444	438	433	345	324	433
Due to credit institutions and central banks	291	349	320	290	274	[illegible]20
Deposits	455	458	428	419	412	428
Issued bonds	697	688	700	633	621	700
Subordinated debt	32	30	31	30	31	31
Shareholders' equity	63	63	60	62	60	60
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Profit and loss account for the six months ended June 30

Note	(DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
2, 9	Interest income	35,317	35,042	17,912	18,271
3	Interest expense	25,370	25,587	10,939	11,441
	Net interest income	9,947	9,455	6,973	6,830
9	Dividends from shares, etc.	171	170	155	141
4, 9	Fee and commission income	3,692	3,820	3,316	3,231
	Fees and commissions paid	654	697	550	529
	Net interest and fee income	13,156	12,748	9,894	9,673
5, 9	Securities and foreign exchange income	227	580	215	470
9	Other operating income	824	617	641	433
6	Staff costs and administrative expenses	7,343	7,290	5,868	5,605
	Amortisation and depreciation	[illegible]	[illegible]	[illegible]	[illegible]
	Other operating expenses	8	8	7	2
	Provisions for bad and doubtful debts	947	640	812	611
7	Income from associated and subsidiary undertakings	1,030	338	2,843	1,998
	Profit before tax	6,713	6,068	6,715	6,068
8	Tax	1,910	1,734	1,910	1,734
	Net profit for the period	4,803	4,334	4,803	4,334
	Attributable to minority interests	-	-	-	-

Balance sheet at June 30

Note	(DKr m)	DANSKE BANK GROUP 2003	2002	DANSKE BANK 2003	2002
	ASSETS				
	Cash in hand and demand deposits with central banks	11,169	10,228	9,180	7,731
10	Due from credit institutions and deposits with central banks	167,499	165,637	214,912	182,171
11, 12	Loans and advances	960,123	943,037	403,044	416,792
	Bonds	432,083	311,685	400,073	295,345
	Shares, etc.	9,798	12,051	9,453	11,294
	Holdings in associated undertakings, etc.	1,315	1,637	934	1,207
	Holdings in subsidiary undertakings	12,277	10,970	46,194	43,813
	Intangible assets	41	-	41	-
	Tangible assets	6,113	6,342	4,758	4,870
13	Own shares	957	956	957	956
	Other assets	119,418	101,781	115,656	102,341
	Prepayments	985	993	860	936
	Total assets	1,721,798	1,565,517	1,206,062	1,066,837
	LIABILITIES AND EQUITY				
	Due to credit institutions and central banks	291,278	273,853	349,842	296,330
14	Deposits	455,119	411,869	424,430	380,726
15	Issued bonds	696,908	621,123	167,405	141,801
	Other liabilities	181,599	166,138	169,290	157,683
	Deferred income	622	587	516	521
16	Provisions for obligations	1,303	1,486	269	269
17	Subordinated debt	31,588	30,611	30,938	29,866
	Minority interests	9	9	-	-
	Shareholders' equity	63,372	59,841	63,372	59,841
	Total liabilities and equity	1,721,798	1,565,517	1,206,062	1,066,837
	OFF-BALANCE-SHEET ITEMS				
18	Guarantees, etc.	82,729	76,207	209,421	187,597
19	Other commitments	101,668	90,021	91,193	84,804
	Total off-balance-sheet items	184,397	166,228	300,614	272,401

Capital

MOVEMENTS IN THE CAPITAL OF DANSKE BANK IN THE FIRST HALF OF 2003 (DKr m)	Beginning of period	Capital reduction	Other additions	Other disposals	End of period
Share capital	7,320	-203	-	-	7,117
Share premium account	-	-	-	-	-
Reserve for own shares	732	-	225	-	957
Revaluation reserve	38	-	-	-	38
Profit brought forward	52,229	203	4,828	-2,000	55,260
Total shareholders' equity	60,319	-	5,053	-2,000	63,372

The share capital is made up of 711,675,849 shares of DKr 10, totalling DKr7,117m. All shares carry the same rights. Consequently, there is only one class of shares. The average number of shares outstanding was 706,961,360 in the first half of 2003, against 727,079,565 in the first half of 2002. At the end of the first half of 2003, the number of shares outstanding stood at 695,372,185.

MOVEMENTS IN SHAREHOLDERS' EQUITY AND MINORITY INTERESTS (DKr m)	DANSKE BANK GROUP 2003	2002
Shareholders' equity at January 1	60,319	57,091
One-off adjustment regarding insurance activities	-	1,407
Adjustment of accounting policies	250	-
Reduction of own shares	-2,000	3,000
Net profit for the period	4,803	1,334
Other	-	9
Shareholders' equity at June 30	63,372	59,841
Minority interests at January 1	9	10
Foreign exchange value adjustments	-	-1
Minority interests at June 30	9	9

CAPITAL BASE AND SOLVENCY RATIO (excluding net profit for the period) (DKr m)	DANSKE BANK GROUP		DANSKE BANK	
	2003	2002	2003	2002
Core capital, less statutory deductions	56,763	53,446	57,446	54,292
Eligible subordinated debt and revaluation reserve	29,741	28,789	29,313	28,255
Statutory deduction for insurance subsidiaries	-6,896	-6,292	-6,889	6,285
Other statutory deductions	-397	-436	-397	-436
Supplementary capital, less statutory deductions	22,448	22,071	22,027	21,534
Total capital base, less statutory deductions	79,211	75,517	79,473	75,826
Weighted items				
not included in trading portfolio	712,427	694,152	481,413	476,816
with market risk included in trading portfolio	77,889	73,441	79,119	72,276
Total weighted items	790,316	767,593	560,532	549,092
Core (tier 1) capital ratio, %	7.18	6.96	10.25	9.89
Solvency ratio, %	10.02	9.84	14.18	13.81
Statutory minimum solvency requirement, %	8.00	8.00	8.00	8.00

The solvency ratio is calculated in accordance with the rules on capital adequacy for banks and certain credit institutions. The rules stipulate that the Group's insurance subsidiaries are not to be consolidated into the Group accounts. Hence, the solvency margin of these companies is deducted from the Group's capital base before the capital base is included in the calculation of its solvency ratio. The consequent reduction in the solvency ratio was 0.8 percentage points at June 30, 2003, and 0.8 percentage points at the end of 2002.

Notes to the profit and loss account

CORE EARNINGS AND EARNINGS FROM INVESTMENT PORTFOLIOS OF THE DANSKE BANK GROUP AND THE STATUTORY PRESENTATION OF ACCOUNTS

		First half 2003				
Note	(DKr m)	Core earnings	Trading income	Earnings from investment portfolios	Other	Total *
1	Net interest income	7,832	1,439	765	-89	9,947
	Dividends from shares, etc.	104	-	67	-	171
	Fee and commission income	3,007	44	-13	-	3,038
	Net interest and fee income	10,943	1,483	819	-89	13,156
	Trading income/Securities and foreign exchange income	1,819	-1,483	-109	-	227
	Other operating income	559	-	265	-	824
	Expenses	7,486	-	83	-	7,569
	Other operating expenses	8	-	-	-	8
	Provisions for bad and doubtful debts	947	-	-	-	947
	Insurance activities/Income from associated and subsidiary undertakings	551	-	390	89	1,030
	Profit before tax	5,431	-	1,282	-	6,713

	First half 2002				
(DKr m)	Core earnings	Trading income	Earnings from investment portfolios	Other	Total *
Net interest income	7,836	1,147	573	-101	9,455
Dividends from shares, etc.	109	-	61	-	170
Fee and commission income	2,990	151	-18	-	3,123
Net interest and fee income	10,935	1,298	616	-101	12,748
Trading income/Securities and foreign exchange income	1,557	-1,298	321	-	580
Other operating income	514	-	103	-	617
Expenses	7,496	-	71	-	7,567
Other operating expenses	8	-	-	-	8
Provisions for bad and doubtful debts	640	-	-	-	640
Insurance activities/Income from associated and subsidiary undertakings	504	-	-267	101	338
Profit before tax	5,366	-	702	-	6,068

*) The statutory accounting format of the Danish Financial Supervisory Authority.

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
2	**Interest income**				
	Repo transactions with central banks	146	48	119	33
	Central banks	1,020	567	884	483
	Repo transactions with credit institutions	1,347	1,430	1,343	1,496
	Credit institutions	796	1,182	712	1,019
	Mortgage loans	14,211	13,771	-	-
	Repo loans and advances	842	1,050	841	1,049
	Loans and advances	11,071	12,092	8,751	9,710
	Bonds	7,844	6,251	7,202	5,696
	Derivatives				
	Currency contracts	-1,605	-1,148	-1,476	-1,027
	Interest rate contracts	-472	-286	-464	-208
	Total derivatives	-2,077	-1,434	-1,940	1,235
	Other interest income	117	75	-	20
	Total	35,317	35,042	17,912	14,271
3	**Interest expense**				
	Repo transactions with central banks	16	28	16	28
	Central banks	1,083	950	1,083	921
	Repo transactions with credit institutions	1,533	1,535	1,578	1,601
	Credit institutions	1,611	1,308	1,620	1,522
	Repo deposits	333	514	332	513
	Deposits	5,129	5,536	4,149	4,317
	Mortgage bonds issued	13,340	13,009	-	-
	Other bonds issued	1,470	1,819	1,402	1,718
	Subordinated debt	765	817	747	788
	Other interest expense	90	71	12	33
	Total	25,370	25,587	10,939	11,441
4	**Fee and commission income**				
	Guarantee commissions	214	203	342	307
	Securities and custody commissions	1,274	1,530	1,246	1,341
	Payment services	709	700	687	672
	Remortgaging and loan fees	930	709	601	447
	Other commissions	565	678	440	494
	Total	3,692	3,820	3,316	3,261

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
5	**Securities and foreign exchange income**				
	Bonds	747	217	681	181
	Shares	856	-1,426	839	-1,415
	Fixed rate loans and advances	25	85	36	77
	Foreign exchange	87	-441	67	-473
	Derivatives				
	Currency contracts	-55	-5	-56	-1
	Interest rate contracts	-302	-126	-211	-153
	Equity contracts	-723	332	-723	291
	Other contracts	-10	-26	-10	-17
	Total derivatives	-1,090	175	-1,000	120
	Adjustment for pooled schemes	-408	1,970	-408	1,970
	Total	227	580	215	470
	Securities and foreign exchange income				
	After adjustment for pooled schemes,				
	securities and foreign exchange income totals:				
	Bonds	547	277	481	251
	Shares	265	-177	249	-166
	Fixed-rate loans and advances	25	86	35	78
	Foreign exchange	480	218	450	186
	Derivatives	-1,091	176	-1,001	121
	Total	227	580	215	470
6	**Staff costs and administrative expenses**				
	Salaries and remuneration of Board of Directors and Executive Board				
	Executive Board	4	6	4	6
	Board of Directors	5	5	5	5
	Total	9	11	9	11
	Staff costs				
	Salaries	4,050	3,685	3,513	3,033
	Pension costs	407	390	333	341
	Financial services employer tax, etc.	423	426	363	357
	Other administrative expenses, gross	2,599	2,891	1,795	2,036
	Consideration for administrative services from non-consolidated subsidiaries	-145	-113	-145	-113
	Other administrative expenses, net	2,454	2,778	1,650	1,923
	Total staff costs and administrative expenses	7,343	7,290	5,868	5,665

Notes to the profit and loss account

Note

6 (continued)

Equity-based incentive programme

Share options

	Number					Market value (DKr m)	
	Executive Board	Senior staff	Other employees	Total	Strike price	At issue	30 June 03
Allotted in 2001, beg.	83,335	625.565	29.525	738,425	152.89	25.5	8.8
Cancelled/added	0	-114.460	59,860	-54.600	-	-	-
Allotted in 2001, end	83,335	511,105	89,385	683,825	152.89	23.6	8.2
Allotted in 2002, beg.	112,667	1,233,466	34,667	1,380,800	140.84	47.6	24.6
Cancelled/added	0	-147,200	63,200	-84,000	-	-	-
Allotted in 2002, end	112,667	1,086,266	97,867	1,296,800	140.84	44.7	23.1
Allotted in 2003, beg.	138,600	1,313,400	12,800	1,464,800	118.50	29.5	39.8
Cancelled/added	0	0	0	0	-	-	-
Allotted in 2003, end	138,600	1,313,400	12,800	1,464,800	118.50	29.5	39.8
Specification of share options allotted to the Executive Board							
Allotted in 2001, end							
Peter Straarup	57,145			57,145	152.89	2.0	0.7
Jakob Brogaard	26,190			26,190	152.89	0.9	0.3
Allotted in 2002, end							
Peter Straarup	66,667			66,667	140.84	2.3	1.2
Jakob Brogaard	46,000			46,000	140.84	1.6	0.8
Allotted in 2003, end							
Peter Straarup	81,600			81,600	118.50	1.6	2.2
Jakob Brogaard	57,000			57,000	118.50	1.1	1.5

Market value is calculated according to a dividend-adjusted Black & Scholes formula on the basis of the following assumptions on June 30, 2003: Share price 127.86, Dividend 3.7%, Interest rate 2.7-3.2%, Volatility 27.0%, Average time to expiry 1.75-4.75 years.

The lifetime of the share options is seven years from allotment, consisting of a vesting period of three years and an exercise period of four years. The option programme is a three-year revolving programme.

Purchase rights to conditional shares	Executive Board	Senior staff	Other employees	Total	Strike price	At issue	30 June 03
Allotted in 2002, beg.	7,969	72,961	276,582	357,512		46.5	45.7
Cancelled/added	0	-6,539	-2,064	-8,603		-	-
Allotted in 2002, end	7,969	66,422	274,518	348,909		45.8	44.6
Allotted in 2003, beg.	9,706	78,122	314,254	402,082		47.6	51.4
Cancelled/added	0	0	0	0		-	-
Allotted in 2003, end	9,706	78,122	314,254	402,082		47.6	51.4
Specification of purchase rights allotted to the Executive Board							
Allotted in 2002, end							
Peter Straarup	5,247			5,247		0.7	0.7
Jakob Brogaard	2,722			2,722		0.3	0.3
Allotted in 2003, end							
Peter Straarup	6,377			6,377		0.8	0.8
Jakob Brogaard	3,329			3,329		0.4	0.4

Conditional shares, which constitute part of the bonuses set for the year, are available three years after allotment subject to continuous employment.

The number of Danske Bank shares (exclusive of options and rights to buy conditional shares) held by the Board of Directors and the Executive Board was 85,051 at June 30, 2003 (84,804 at the end of 2002).

Notes to the profit and loss account

Note	(DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
7	**Income from associated and subsidiary undertakings**				
	Income from associated undertakings, etc.	250	413	237	398
	Income before tax from subsidiary undertakings	780	-75	2,606	1,590
	Total	1.030	338	2,843	1,988
8	**Tax (minus denotes income)**				
	The current tax rate of the Danske Bank Group	30.0	30.0	30.0	30.0
	Non-liable income and non-deductible expenses, etc.	0.5	-1.7	0.5	-1.7
	Adjustment of prior-year tax charges	-2.6	-	-2.6	-
	Tax on provisions	[illegible]	0.7	[illegible]	0.7
	Effective tax rate	28.5	29.0	28.5	29.0

9 **Geographical segments**

(DKr m)	Gross income 2003	Gross income 2002	Core earnings before provisions 2003	Core earnings before provisions 2002	Total assets 2003	Total assets 2002	Number of employees 2003	Number of employees 2002
Denmark	34,330	33,103	6,723	6,438	1,631,367	1,347,894	13,760	14,333
Finland	220	275	35	15	11,021	14,629	54	115
Germany	145	140	55	54	6,536	6,181	38	36
Hong Kong	-	-	-	-	23	27	-	-
Luxembourg	462	603	76	89	38,851	32,373	102	117
Norway	2,823	3,088	275	280	73,880	81,368	1,048	1,112
Poland	43	40	7	14	1,458	895	52	42
Singapore	-	-	-	-	-	-	-	-
Sweden	2,788	3,003	335	149	184,545	133,434	1,124	1,190
United Kingdom	2,332	2,384	507	476	111,528	112,689	197	202
United States	829	1,601	185	152	121,603	179,291	68	72
Eliminations	-3,741	-4,008	-1,826	-1,660	-459,014	-343,264	-	-

Geographical segmentation is based on the locations where the individual transactions are recorded. The figures for Denmark include funding costs related to investments in foreign activities.

Total gross income comprises interest income, dividends, fee and commission income, securities and foreign exchange income (net), and other operating income.

Notes to the balance sheet

Note	(DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
10	**Due from credit institutions and deposits with central banks**				
	Repo transactions with central banks	11,206	1,692	9,536	967
	Other deposits with central banks	46,775	49,772	46,775	28 923
	Repo transactions with credit institutions	61,175	70,896	61,187	75 298
	Other amounts due from credit institutions	48,343	43,477	97,414	76 993
	Total	167,499	165,837	214,912	182 171
11	Loans and advances				
	Mortgage loans	484,536	458,567	-	-
	Repo loans and advances	78,276	81,340	78,200	81,340
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Other loans and advances through foreign units	211,642	209,123	133,609	140 906
	Other loans and advances	164,747	175,575	176,680	180 861
	Total	960,123	943,037	403,044	416 792
12	**Accumulated provisions**				
	Provisions against loans, advances and guarantees at June 30	12,410	13,586	10,388	10 959
	Provisions at June 30 against amounts due from credit institutions and other items involving a credit risk	314	353	311	344
	Total	12,724	13,939	10,699	11 303
	Accumulated provisions against loans, advances and guarantees as a percentage of loans, advences and guarantees at June 30	1.19	1.32	1.70	1.78
	Non-accrual loans and advances to customers and non-accrual amounts due from credit institutions at June 30	3,983	3,697	3,304	2 904
13	**Own shares taken up at market value**				
	Number of own shares (in thousands)	7,560	6,904	7,560	6 904
	Nominal holding of own shares	76	69	76	69
	Book value	957	956	957	956
	Of which pooled schemes	372	596	372	596
	Percentage of share capital at June 30	1.0	0.9	1.0	0.9
	Own shares recognised at nil				
	Own shares acquired with [illegible] capital are written down to nil against shareholders' equity				
	Number of own shares (in thousands)	16,304	20,324	16,304	20 324
	Nominal holding of own shares	163	203	163	203
	Cost	2,000	3,000	2,000	3 000
	Percentage of share capital at June 30	2.3	2.8	2.3	2.8
14	Deposits				
	On demand	214,521	197,872	187,335	171 957
	At notice	7,026	7,455	6,262	4 894
	Time deposits	159,635	123,988	156,920	121 321
	Repo deposits	26,393	32,491	26,369	32 491
	Special deposits	47,544	50,063	47,544	50 063
	Total	455,119	411,869	424,430	380 726
15	Issued bonds				
	Mortgage bonds	525,142	473,089	-	-
	Other bonds	171,766	148,034	167,405	141 501
	Total	696,908	621,123	167,405	141 501
16	*Provisions for obligations*				
	Reserves in early series subject to a reimbursement obligation	777	898	-	-
	Pensions and similar obligations	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Other provisions for obligations	159	155	96	114
	Total	1,303	1,486	269	369

Notes to the balance sheet

Note

17 **Subordinated debt**

Subordinated debt consists of liabilities in the form of subordinated loan capital and other capital instruments which, in case of the Bank's voluntary or compulsory winding-up, will not be repaid until after the claims of ordinary creditors have been met. The capital base ("liable capital"), as calculated in accordance with sections 21 a and 22 of the Danish Banking Act, includes subordinated debt.

Subordinated debt issued by Danske Bank A/S

Denomination	Millions	Rate of interest	Issued	Maturity	Redemption price	2003 (DKr m)	2002 (DKr m)
Redeemed loans							4,602
USD	200	6.55	23/9 1993	2003	100	1,300	1,430
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DKK	100	8.93	5/12 1993	2006	100	100	100
JPY	10,000	6.30	14/9 1992	2007	100	541	629
DKK	75	6.00	30/9 1999	2007	100	75	75
GBP	125	floating	22/7 1996	2007	100	1,340	1,429
GBP	75	floating	22/10 1996	2007	100	804	858
EUR	150	floating	24/11 1999	2007	100	1,114	1,114
USD	300	6.375	17/6 1998	2008	100	1,951	2,234
USD	300	floating	4/4 1997	2009	100	1,951	2,234
USD	500	7.40	11/6 1997	2010	100	3,251	3,724
EUR	700	5.75	26/3 2001	2011	100	5,201	5,201
GBP	150	floating	25/5 2001	2014	100	1,608	1,714
EUR	400	5.875	26/3 2002	2015	100	2,972	2,972
EUR	500	5.125	12/11 2002	2012	100	3,715	-
EUR	500	4.250	20/6 2003	2016	100	3,715	-
Danske Bank A/S						30,938	29,866

Subordinated debt issued by subsidiaries

Denomination	Millions	Rate of interest	Issued	Maturity	Redemption price	2003 (DKr m)	2002 (DKr m)
USD	100	floating	3/3 1997	Perpetual	100	650	745
Subsidiaries						650	745
[illegible]						[illegible]	[illegible]

The capital base includes subordinated debt in the following amounts:

	2003	2002
Danske Bank Group	29,703	28,748
Danske Bank	29,275	28,205

The cost of repaying and issuing subordinated debt amounts to DKr7m in 2003. In 2002, the corresponding amount was DKr6m.

Notes to off-balance-sheet items

Note	(DKr m)	DANSKE BANK GROUP 2003	DANSKE BANK GROUP 2002	DANSKE BANK 2003	DANSKE BANK 2002
18	**Guarantees, etc.**				
	Financial guarantees	22,257	19,359	65,065	58,601
	Other guarantees	59,310	55,317	143,194	127,465
	Acceptances and endorsements, etc.	1,162	1,531	1,162	1,531
	Total	82,729	76,207	209,421	187,597
19	**Other commitments**				
	Irrevocable loan commitments	97,996	85,547	90,244	83,626
	Other commitments	3,672	4,474	949	1,178
	Total	101,668	90,021	91,193	84,804

20 **Contingent liabilities**

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits.

The outcomes of the cases pending are not expected to have any material effect on the financial position of the Danske Bank Group.

The Group's pension commitments are covered by ongoing payments made to insurance companies, pension funds, etc. In a few cases, however, the Group may, following an actuarial calculation, be ordered to make further payments. Certain foreign pension commitments are not covered outside the Group, but provisions are made on the basis of an actuarial calculation.

A limited number of employees are employed under terms which grant them an extraordinary severance and/or pension payment in excess of what they would have been entitled to under the ordinary terms of employment if they are dismissed before reaching their normal retirement age.

The Bank is jointly and severally liable for the corporation tax of the jointly taxed companies. The Bank is registered jointly with all significant wholly-owned Danish subsidiaries in relation to financial services employer tax and VAT, for which it is jointly and severally liable.

Collateral

The Group has deposited securities worth DKr115,222m with Danmarks Nationalbank and domestic and international clearing centres, etc., as collateral.

Related parties

Danske Bank has no related parties with a significant influence on the Group. Apart from intra-group restructurings effected at market prices, no unusual transactions took place with associated or subsidiary undertakings in 2003.

The Danske Bank Group handles IT operations and development, portfolio management and property administration for Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999. Danske Bank also handles a substantial portion of that company's securities trading.

Notes to the balance sheet

Note

21 **Market value adjustment**

The Danske Bank Group continuously monitors the hedging of the interest rate risk on the Group's portfolio of fixed-rate assets and liabilities. The portfolio of assets and the liabilities are hedged in full or in part by means of derivatives so that, for each currency, the interest rate risk on the hedged portfolio of assets and the liabilities corresponds to the interest rate risk, for each currency, on the derivatives employed for hedging them.

Under Danish accounting regulations applying to banks and savings banks, part of the Group's fixed-rate assets (loans and advances as well as unlisted bonds) must be valued at cost or lower. Revaluation to a market value in excess of cost is consequently not allowed. For some of these assets, the interest rate risk has been hedged by derivatives (swaps), and in accordance with the accounting regulations, no value adjustment of these instruments has been made. Consequently, the Group did not expense DKr2,375m in 2003 and DKr577m in 2002.

The interest rate risk on the fixed-rate liabilities, which are not value adjusted under Danish accounting regulations, is hedged by derivatives (swaps) in respect of long-term liabilities. Market value adjustment of these derivatives employed for hedging purposes is not allowed. Consequently, the Group did not book income of DKr2,080m in 2003 and DKr1,756m in 2002

(DKr m)	2003				2002		
Danske Bank Group	Purchase price	Book value	Market value	Nominal/ notional value	Book value	Market value	Nominal/ notional value
Assets							
Loans and advances	63,630	63,630	65,961	63,561	53,811	54,380	53,721
Bonds	14,327	14,327	14,371	14,326	16,592	16,600	17,035
Total	77,957	77,957	80,332	77,887	70,403	70,980	70,756
Derivatives hedging interest rate risks							
Swaps			2,375	76,459		577	68,810
Liabilities							
Deposits		6,357	6,738	6,357	1,961	2,100	1,961
Issued bonds, etc.		9,568	10,052	9,568	6,819	7,171	6,819
Subordinated debt		20,281	21,497	20,281	17,788	19,053	17,788
Total	-	36,206	38,287	36,206	26,568	28,324	26,568
Derivatives hedging interest rate risks							
Swaps			2,080	36,201		1,756	26,637

Fixed-rate loans granted by the mortgage finance company are funded through the issue of mortgage bonds, which are not value adjusted. In accordance with a ruling given by the Danish Financial Supervisory Authority, fixed-rate mortgage loans are not value adjusted either. Therefore, the fixed-rate assets and liabilities listed above do not include fixed-rate mortgage loans and mortgage bonds issued.

Danske Bank	Purchase price	Book value	Market value	Nominal/ notional value	Book value	Market value	Nominal/ notional value
Assets							
Loans and advances	57,104	57,104	59,055	57,104	40,567	41,049	40,567
Bonds	14,327	14,327	14,371	14,326	16,592	16,600	17,035
Total	71,431	71,431	73,425	71,430	57,159	57,649	57,002
Derivatives hedging interest rate risks							
Swaps			1,995	70,853		489	56,[illegible]23
Liabilities							
Deposits		6,357	6,738	6,357	1,961	2,100	1,961
Issued bonds, etc.		7,677	8,137	7,677	5,011	5,367	5,011
Subordinated debt		20,281	21,497	20,281	17,788	19,053	17,788
Total	-	34,315	36,372	34,315	24,760	26,520	24,760
Derivatives hedging interest rate risks							
Swaps			2,056	34,310		1,760	24,759

Highlights for Danske Bank Group

PROFIT AND LOSS ACCOUNT (DKr m)	First half 2003	First half 2002	First half 2001	First half 2000	First half 1999
Net interest income	9,947	9,455	8,957	5,117	4,389
Net interest and fee income	13,156	12,746	12,533	7,631	6,498
Securities and foreign exchange income	227	580	1,027	509	-119
Other operating income	824	617	705	273	180
Operating expenses and depreciation	7,577	7,575	8,299	4,862	4,108
Provisions for bad and doubtful debts	947	640	665	156	139
Income from associated and subsidiary undertakings	1,030	338	814	485	600
Profit before tax	6,713	6,068	6,115	3,880	2,913
Tax	1,910	1,734	1,760	1,160	819
Net profit for the period	4,803	4,334	4,355	2,720	2,094

BALANCE SHEET (DKr bn)	First half 2003	First half 2002	First half 2001	First half 2000	First half 1999
Loans and advances	960	943	913	412	370
Bonds and shares	442	324	254	142	147
Due to credit institutions and central banks	291	274	256	147	155
Deposits	455	412	394	275	246
Issued bonds	697	621	555	167	134
Subordinated debt	32	31	34	22	21
Shareholders' equity	63	60	56	33	27
Total assets	1,722	1,566	1,420	755	678

RATIOS		First half 2003	First half 2002	First half 2001	First half 2000	First half 1999
1.	Solvency ratio, %	10.0	9.8	9.5	10.3	9.6
2.	Core (tier 1) capital ratio, %	7.2	7.0	6.4	6.9	6.3
3.	Half year return on equity before tax, %	10.9	10.4	11.4	12.2	9.8
4.	Half year return on equity after tax, %	7.8	7.4	8.1	8.6	7.1
5.	Income/cost ratio, DKr	1.79	1.74	1.68	1.77	1.69
6.	Interest rate risk, %	2.1	1.9	4.1	3.1	4.3
7.	Foreign exchange position, %	6.0	7.2	4.0	6.3	5.2
8.	Foreign exchange risk, %	0.1	0.3	0.1	0.1	0.2
9.	Excess cover relative to the statutory liquidity requirements, %	135.9	132.5	97.5	120.7	108.9
10.	Total amount of large exposures, %	129.9	143.9	137.9	263.2	357.0
11.	Provisioning ratio	1.2	1.3	1.4	2.2	2.3
12.	Write-off and provisioning ratio for the half year	0.1	0.1	0.1	0.1	0.0
13.	Growth in loans and advances for the half year, %	1.2	2.1	5.6	8.2	12.0
14.	Gearing of loans and advances	15.2	15.8	16.2	12.5	12.9

The ratios are defined in the executive order on bank accounts issued by the Danish Financial Supervisory Authority.

Highlights for Danske Bank

PROFIT AND LOSS ACCOUNT (DKr m)	First half 2003	First half 2002	First half 2001	First half 2000	First half 1999
Net interest income	6,973	6,830	6,423	4,034	3,923
Net interest and fee income	9,894	9,673	9,694	6,404	5,748
Securities and foreign exchange income	215	470	864	378	-36
Other operating income	641	455	541	152	115
Operating expenses and depreciation	6,068	5,905	6,703	4,089	3,777
Provisions for bad and doubtful debts	812	611	799	99	90
Income from associated and subsidiary undertakings	2,843	1,988	2,517	1,132	1,012
Profit before tax	6,715	6,068	6,114	3,878	2,912
Tax	1,910	1,734	1,760	1,160	819
Net profit for the period	4,803	4,334	4,354	2,718	2,093

BALANCE SHEET (DKr bn)					
Loans and advances	403	417	416	271	235
Bonds and shares	410	307	235	131	133
Due to credit institutions and central banks	350	296	273	152	158
Deposits	424	381	368	251	222
Issued bonds	167	142	100	80	49
Subordinated debt	31	30	33	21	20
Shareholders' equity	63	60	56	33	27
Total assets	1,206	1,067	944	644	567

	RATIOS					
1.	Solvency ratio, %	14.2	13.8	12.8	11.4	10.7
2.	Core (tier 1) capital ratio, %	10.2	9.9	8.6	7.7	7.1
3.	Half year return on equity before tax, %	10.9	10.4	11.4	12.2	9.8
4.	Half year return on equity after tax, %	7.8	7.4	8.1	8.6	7.1
5.	Income/cost ratio, DKr	1.98	1.93	1.82	1.93	1.75
6.	Interest rate risk, %	2.0	1.8	3.4	2.9	3.7
7.	Foreign exchange position, %	3.9	7.1	4.1	6.4	6.2
8.	Foreign exchange risk, %	0.1	0.2	0.1	0.1	0.1
9.	Loans and advances, plus provisions in relation to deposits, %	97.3	112.2	115.8	111.2	109.6
10.	Excess cover relative to the statutory liquidity requirements, %	176.3	173.2	144.5	119.7	106.3
11.	Total amount of large exposures, %	118.3	142.3	136.9	266.4	318.3
12.	Provisioning ratio	1.7	1.8	2.0	2.2	2.4
13.	Write-off and provisioning ratio for the half year	0.1	0.1	0.1	0.1	0.0
14.	Growth in loans and advances for the half year, %	-0.3	1.3	41.2	13.9	10.3
15.	Gearing of loans and advances	6.4	7.0	7.4	8.2	8.1
16.	Half year earnings before tax per share amount of DKr100	93.0	82.9	82.0	73.3	55.0
17.	Half year earnings after tax per share amount of DKr100	66.5	59.2	58.4	51.4	39.5
18.	Book value per share amount of DKr100	890	817	768	623	546
19.	Share price at June 30/book value per share	1.44	1.70	2.06	1.46	1.43

The ratios are defined in the executive order on bank accounts issued by the Danish Financial Supervisory Authority.

Group holdings and undertakings

		Share capital June 30, 2003 (thousands)	Share capital held by the Group (%)
Danske Bank A/S, Copenhagen	DKK	7,320,000	
CONSOLIDATED SUBSIDIARIES			
Realkredit Danmark A/S, Copenhagen	DKK	625,000	100
home a/s, Copenhagen	DKK	15,000	100
Danske Bank International S.A., Luxembourg	EUR	90,625	100
Firstnordic Fund Management Company S.A., Luxembourg	EUR	125	100
DDB Fokus Invest AS, Trondheim	NOK	1,300,000	100
Fokus Bank ASA, Trondheim	NOK	1,499,467	100
Fokus Kreditt AS, Oslo	NOK	800,000	100
Roby ANS, Stavanger	NOK	23,400	100
Fokus Kredittforsikring AS, Trondheim	NOK	20,900	100
Firstnordic Fondene AS, Trondheim	NOK	6,000	100
Fokus Eiendomsmegling AS, Skien	NOK	1,000	100
Skårasletta Eiendom AS, Trondheim	NOK	50	100
Danske Securities ASA, Oslo	NOK	30,000	100
DDB Invest AB, Linköping	SEK	100,000	100
Bokredit i Sverige AB, Stockholm	SEK	43,000	100
Östgöta Enskilda Fastigheter AB, Linkoping	SEK	10,000	100
Firstnordic Fonder AB, Stockholm	SEK	1,000	100
Byggnads AB Slaget, Stockholm	SEK	100	100
Östgöta Enskilda BFH AB, Linköping	SEK	100	100
BK Fri AB, Stockholm	SEK	100	100
Danske Bank Polska S.A., Warsaw	PLN	42,225	97
Danske Securities AB, Stockholm	SEK	300,000	100
Danske Markets (US) Inc., Delaware	USD	2,000	100
Nordania Finans A/S, Birkerod	DKK	5,700	100
HandelsFinans A/S, Copenhagen	DKK	110,000	100
Danske Corporation, Delaware, U.S.A.	USD	4	100
Danske Private Equity A/S, Copenhagen	DKK	5,000	100
Danske Capital Finland Oy, Helsinki	EUR	1,000	100
Firstnordic Rahastoyhtiö Oy, Tampere	EUR	350	100
Danske Finance, Asia, Ltd. in the process of being wound up, Hong Kong	HKD	1,000	100
KHB VI A/S, Copenhagen	DKK	111,700	100
DDB-Ejendomsselskab af 1. januar 1990 A/S, Copenhagen	DKK	35,700	100
[illegible]	[illegible]	[illegible]	[illegible]
BG Dublin A/S, Copenhagen	[illegible]	[illegible]	100
BG Investeringsselskab af 10/10 1991 ApS, Copenhagen	DKK	300	100
Ejendomsaktieselskabet Virum-Vang, Copenhagen	DKK	2,000	100
Ejendomsaktieselskabet Tårbæk Vang, Copenhagen	DKK	1,000	100
A/S Forma Ejendomsselskab, Copenhagen	DKK	1,000	100
Ejendomsselskabet SJ af 1/7 1990 A/S, Copenhagen	DKK	10,500	100
Ejendomsselskabet Aros A/S, Århus	DKK	10,000	100
DB I A/S, Copenhagen	DKK	500	100
DB II A/S, Copenhagen	DKK	500	100
DB III A/S, Copenhagen	DKK	500	100
DB IV A/S, Copenhagen	DKK	500	100
DDB VI A/S, Copenhagen	DKK	500	100
NON-CONSOLIDATED SUBSIDIARIES			
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen	DKK	1,000,000	100
Danica Pension, Livsforsikringsaktieselskab, Copenhagen (15 subsidiaries)			
A/S Conair, Consolidated Aircraft Corporation Ltd. in the process of being wound up, Copenhagen *)	DKK	20,000	52
Skævinge Boligselskab A/S, Copenhagen *)	DKK	7,000	100
Omegadane SARL, Paris *)	EUR	8	100
Danske Ventures SEED K/S, Copenhagen	DKK	124,031	18
Danske Venture Partners Nordic K/S, Copenhagen	DKK	456,588	7

*) Acquired to minimise losses. Total book value DKr9.5m.

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	8742
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	08/21 05:31
USAGE T	15'03
PGS.	34
RESULT	OK